UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-52806

GOLDEN OASIS EXPLORATION CORP.
(Exact name of registrant as specified in its charter)

Suite 750 – 580 Hornby Street, Vancouver, British Colombia, V6C 3B6 (604)-602-4935
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [ X ]	Rule 12h-6(d) [ ]

(for equity securities)	(for successor registrants)

Rule 12h-6(c) [ ]	Rule 12h-6(i) [ ]

(for debt securities)	(for prior Form 15 filers)

Item 1.  Exchange Act Reporting History

Golden Oasis Exploration Corp. (the “Company”) filed its registration statement on Form 20-F on September 19, 2007 and incurred the duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) on November 27, 2007.

The Company has filed 6Ks on a monthly basis from November 2007 to the final quarterly statements prior to amalgamation for the period ended October 31, 2008. The Company has also filed the Annual Report for the fiscal year ending July 31, 2007.

Item 2. Recent United States Market Activity

The Company has not conducted any registered offerings of securities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

Since February 28, 2006, the Company’s common stock has been listed on the TSX-Venture Exchange, which constitutes the primary trading market of the Company’s securities. The Company (pre and post-amalgamation) has maintained its listing of its Common Stock on the TSX Venture Exchange for at least 12 months preceding the filing of the Form 15F. All of the Company’s trading of its Common Stock occurs on the TSX-Venture Exchange.

Item 4. Comparative Trading Volume Data

The 12-month period relied upon commenced on January 30, 2008 and includes January 30, 2009 as the last day (the “12-month period”), followed by a further period of 12 months commencing on February 2, 2009 to January 30, 2010 (the “Amalgamation Period”) being the trading period since the Company’s amalgamation. For the 12-month period, the average daily trading volume of the Company’s Common Stock was 13,910 shares on a worldwide basis. For the Amalgamation Period, the average daily trading volume of the Company’s Common Stock was 134,820 shares on a worldwide basis. The Company’s Common Stock is only traded on the TSX Venture Exchange. The Company’s Common Stock has never been publicly traded in the United States on a national securities exchange or inter dealer quotation system. Accordingly, for both the 12-month period and the Amalgamation Period, the average daily trading volume of the Company’s Common Stock in the United States was 0% of the average daily trading volume on a worldwide basis. The Company used the TSX Venture Exchange, Daily Trading History Summary to determine the trading volume information provided herein. In conjunction with the closing of the amalgamation of the Company with American Copper Corporation and Lebon Gold Mines Limited on January 30, 2009, the Company’s common shares were delisted from the TSX Venture Exchange and commenced trading under the amalgamated company on the same Exchange. The Company has never delisted the Common Stock from a national securities exchange or inter-dealer quotation system in the United States. The Company has never established and terminated a sponsored American depository receipt facility resending its Common Stock.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

On February 19, 2010, the Company published notice as required by Rule 12h-6(h) under the Exchange Act disclosing, among other things, its intent to terminate its reporting obligations under Section 12(b) and 15(d) of the Exchange Act. On the same date, the Company submitted to the SEC a copy of such notice under cover of Form 6-K. The Company used the international news wire services, including MarketWire, to disseminate such notice in the United States.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)1(iii) on the System for Electronic Document Analysis and Retrieval (SEDAR) on its website: http://www.sedar.com.

PART III

Item 10.  Exhibits

99.1 See attached press releases

(a)  dated January 30, 2009 with respect to the shares of the Company being delisted, upon the completion of the Amalgamation, and the commencement of trading under the amalgamated company; and

(b)  the press release dated February 19, 2010.

Item 11.  Undertakings

The undersigned hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)    The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)    Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)    It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Golden Oasis Exploration Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Golden Oasis Exploration Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date:  February 19, 2010

GOLDEN OASIS EXPLORATION CORP.
(ceased to exist and amalgamated into
American Consolidated Minerals Corp. on January 30, 2009.)

By: ___________________
Name: Gary Arca
Title: Chief Financial Officer

January 30, 2009

American Copper, Golden Oasis and Lebon
Amalgamation Closes

Vancouver, British Columbia ... American Copper Corporation (TSXV: AJ) (“American Copper”), Lebon Gold Mines Limited (CNSX: LBO) (“Lebon”) and Golden Oasis Exploration Corp. (TSXV: GOT) (“Golden Oasis”) (collectively, the “Companies”) announce that the TSX Venture Exchange (the “Exchange) has accepted for filing documentation in connection with the Amalgamation Agreement (the “Amalgamation”) as approved by shareholders of each of the Companies last December 18, 2008.

Under the terms of the Amalgamation, American Copper has acquired all of the shares of Lebon and Golden Oasis by issuing common shares in its capital (“AJ Shares”) to:

(i)

the shareholders of Lebon on the basis of one and one-fifth (1.2) AJ Shares for every one common share of Lebon currently issued and outstanding (total current issued and outstanding is 13,824,277); and

(ii)	the shareholders of Golden Oasis on the basis of one AJ Share for every one common share of Golden Oasis currently issued and outstanding (20,354,471).

Effective January 31, 2009 American Copper will have 55,979,604 shares issued and outstanding. (Please refer to the Companies’ press release of December 18, 2008 for further particulars.)

Name Change:  The TSX has also accepted a name change for the amalgamated company to American Consolidated Minerals Corp. Effective at the opening on Monday, February 2, 2009, the common shares of American Copper Corporation will be delisted, and the shares of American Consolidated Minerals Corp. (“American Consolidated”) will commence trading on the Exchange under the trading symbol “AJC.”

Delisting:  In conjunction with the closing of the Amalgamation, effective at the close of business on January 30, 2009, the common shares of Golden Oasis will be delisted from the Exchange, and the common shares of Lebon will be delisted from the Canadian National Stock Exchange.

American Consolidated plans to continue its exploration efforts on the combined copper and gold projects, and will consolidate its human and financial resources toward the recommended work programs for the properties, with a view to maximizing value for its shareholders. American Consolidated will continue to be dedicated to the principles of environmentally sound mining practices and the belief that environmental stewardship and mining can co-exist.

ON BEHALF OF THE BOARDS OF THE COMPANIES

“Robert Eadie”
Robert Eadie, President & Chief Executive Officer

For further information, please contact: Robert Eadie
Telephone: 1-604-602-4935 / Toll Free: 1-866-602-4935
Facsimile: 1-604-602-4936

The TSX Venture Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone: (604) 602-4935 Fax: (604) 602-4936

(on behalf of Golden Oasis Exploration Corp.)

N E W S   R E L E A S E

For Immediate Release
Trading Symbol: AJC – TSX.V	February 19, 2010

Golden Oasis Files Voluntary U.S. Deregistration

Vancouver, British Columbia …. Golden Oasis Exploration Corp. (“Golden Oasis” or the “Company) today announced that it is voluntarily filing a Form 15F with the U.S. Securities and Exchange Commission (SEC) to terminate the registration of its Common Stock under the Securities Exchange Act of 1934, as amended. Golden Oasis expects that this termination of registration will become effective 90 days after its filing with the SEC. As a result of this filing, Golden Oasis’ obligation to file certain reports with the SEC, including an annual report on Form 20-F, will immediately be suspended.

As a TSX-V listed issuer, Golden Oasis ceased to exist upon its amalgamation with American Copper Corporation and Lebon Gold Mines Inc. (see press release dated January 30, 2009). The amalgamated entity, American Consolidated Minerals Corp., continues to meets it disclosure obligations with the Canadian regulatory authorities, including the B.C. Securities Commission and the TSX Venture Exchange.

All of Golden Oasis’ filings until its amalgamation can be found on SEDAR at www.Sedar.com. Go to: http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00023120

ON BEHALF OF THE BOARD
of American Consolidated Minerals Corp.
on behalf of Golden Oasis Exploration Corp.

(sgd.) “Gary Arca,”
Chief Financial Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.